

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2021

Keith Marshall
General Counsel
Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017

> **Re: Otis Gallery LLC**
> **Post-Qualification Amendment No. 23 to Form 1-A**
> **Filed September 17, 2021**
> **File No. 024-10951**

Dear Mr. Marshall:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 23 to Form 1-A

Table, page ii

1.   Please revise to provide prominent and clear disclosure of which series is being added in this post-qualification amendment to the offering table on page ii

Series Offering Table, page v

2.   Please revise to clarify the difference between an "Open" offering and an offering with "No Sales Yet." In addition, please revise the table to specify the qualification date of each offering and the day in which offers and sales commence or launch for each offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services